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EDAP TMS ANNOUNCES PLANNED MANAGEMENT SUCCESSION

Vaulx-en-Velin, France, May 18, 2004-- EDAP TMS S.A. (Nasdaq: EDAP), a global leader in the development, marketing and distribution of a portfolio of minimally-invasive medical devices for the treatment of urological diseases, today announced changes to the Company's management based on its succession plan. Effective July 1, 2004 the following changes will take place:

  Philippe Chauveau, the Company's current Chairman and Chief Executive Officer, will step down as the Company's CEO, however, he will remain as Chairman of the Board;

  Hugues de Bantel, currently the president of the Company's two operating divisions, will be promoted to Chief Executive Officer of EDAP TMS and will remain as president of the two operating divisions;

  Subject to shareholder approval, at the annual shareholder's meeting to be held June 29, 2004, Hugues de Bantel will be appointed as a director of the board of EDAP TMS;

  Ian Vawter, the Company's current Chief Financial Officer, after three years in this position and seven years with the Company, while not wishing to relocate to France, will step down from his position as CFO; and

  Thierry Turbant, Controller and Treasurer of EDAP TMS for four years and seven years with the Company will take on the additional role of CFO of EDAP TMS and will report to the CEO, Hugues de Bantel.

Philippe Chauveau, Chairman and Chief Executive Officer of EDAP TMS stated, "Today the Company, in announcing its succession plan, begins the process of transferring various management responsibilities in a rational and coordinated manner. The Board of Directors of EDAP TMS fully supports this transition which is part of the Company's total restructuring strategy. Additionally, this will streamline and build on the strength of the management of the Company."

EDAP TMS S.A. is the global leader in the development, production, marketing and distribution of a portfolio of minimally invasive medical devices primarily for the treatment of urological diseases. The Company currently develops and markets devices for the minimally invasive treatment of localized prostate cancer, using High Intensity Focused Ultrasound (HIFU), through its EDAP SA subsidiary; it is also developing this technology for the treatment of certain other types of tumors. EDAP TMS S.A. also produces and commercializes medical equipment for treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL), via its TMS SA subsidiary. In addition, the Company markets in Japan and Italy devices for the non-surgical treatment of benign Prostate Hyperplasia (BPH) using Microwave Thermotherapy (TUMT). For more information, in the U.S., contact EDAP Technomed Inc., the Company's U.S. subsidiary located in Atlanta, GA, by phone at (770) 446-9950. For additional information on the Company, please see the Company's web site at: www.edap-tms.com.

This press release contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission.

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